UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)


                           NetWorth Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    64122A106
                                 (CUSIP Number)

Dan L. Jonson, Solution Technology International, Inc., 5210 Chairmans Court, Suite 3, Frederick, Maryland
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21703, (301) 668-9600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2006
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64122A106
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         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only). Dan L. Jonson

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         2. Check the Appropriate Box if a Member of a Group (See Instructions)
 NA
                  (a)

                  (b)
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         3.       SEC Use Only
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         4. Source of Funds (See Instructions) OO (exchange of shares through reverse triangular merger)
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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) NA
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         6. Citizenship or Place of Organization U.S.
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Number of Shares      7. Sole Voting Power 36,707,304 shares of NetWorth common
Beneficially by       stock and warrants that automatically convert into 159,175
Owned by Each         shares of common stock at such time as the NetWorth
Reporting Person      certificate of incorporation is amended following the
                      effectiveness of Schedule 14C filed by With NetWorth
                      Technologies on January 19, 2006 with the SEC.

-------------------- -----------------------------------------------------------
                     8. Shared Voting Power Dan L. Jonson's wife, Birgitta Jonson, owns 16,243,278 shares of common stock of NetWorth Technologies and warrants that automatically convert into 13,583 shares of NetWorth Technologies common stock. Dan L. Jonson disclaims any beneficial ownership in the shares of NetWorth Technologies owned by Birgitta Jonson.
-------------------- -----------------------------------------------------------

                     9. Sole Dispositive Power See #7, above.
-------------------- -----------------------------------------------------------

                     10. Shared Dispositive Power See # 8, above.
-------------------- -----------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person Dan L. Jonson beneficially owns 36,707,304 shares of NetWorth common stock and warrants that automatically convert into 159,175 shares of common stock at such time as the NetWorth certificate of incorporation is amended following the effectiveness of Schedule 14C filed by NetWorth Technologies on January 19, 2006 with the SEC.
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) NA
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         13.      Percent of Class Represented by Amount in Row (11)  11.3%
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         14.      Type of Reporting Person (See Instructions)  IN




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

Item 1.  Security and Issuer
This statement relates to shares of common stock, par value $.01 per share, of NetWorth Technologies, Inc., whose principal address is 101 SW 11th Avenue, Boca Raton, Florida 33486.

Item 2.  Identity and Background
(a) Dan L. Jonson
(b) 5210 Chairmans Court, Suite 3, Frederick, MD 21703
(c) President, Solution Technology International, Inc., 5210 Chairmans Court, Suite 3, Frederick, MD 21703, a wholly-owned subsidiary of NetWorth Technologies, Inc.
(d) During the last five years Dan L. Jonson was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Dan L. Jonson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to have him be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
The NetWorth Technologies shares of common stock acquired by Dan L. Jonson were acquired pursuant to merger agreement under which his shares of common stock of Solution Technology International, Inc. were exchanged for shares of NetWorth Technologies, Inc. common stock.

Item 4.  Purpose of Transaction
The purpose of the merger between Solution Technology International, Inc. and NetWorth Technologies, Inc. was to allow Solution Technology International to become public by merging with a public company, NetWorth Technologies, through a reverse triangular merger under which Solution Technology International was the accounting acquirer. Dan L. Jonson expects to become Chairman of the Board of Directors of NetWorth Technologies and to replace the current members of NetWorth Technologies' Board of Directors with individuals that he selects in accordance with the terms of the merger agreement between Solution Technology International and NetWorth Technologies. Dan L. Jonson also expects to merge Solution Technology International into NetWorth Technologies and to change the name of the company from NetWorth Technologies to Solution Technology International. Dan L. Jonson also has proposed a 1:150 reverse split to allow the former shareholders of Solution Technology International to own 90% of the issued and outstanding shares of NetWorth Technologies under the terms of the merger agreement between these two companies. A more detailed explanation of the proposed charter amendments is set forth in the preliminary Schedule 14C filed by NetWorth Technologies on January 19, 2006.

Item 5.  Interest in Securities of the Issuer
Dan L. Jonson owns 36,707,304 shares of NetWorth common stock and warrants that automatically convert into 159,175 shares of common stock at such time as the NetWorth certificate of incorporation is amended following the effectiveness of
Schedule 14C filed by NetWorth Technologies on January 19, 2006 with the SEC. Dan L. Jonson owns 11.3% of the issued and outstanding shares of common stock of NetWorth Technologies. These shares were acquired in connection with the merger between Solution Technology International and NetWorth Technologies pursuant to a merger agreement that was entered into on May 19, 2005 and that was effective on June 20, 2005. Dan L. Jonson received the shares only after the Networth Technologies' charter was amended to unwind an authorized 1:10 reverse split and execution of a release agreement between Solution Technology International and NetWorth Technologies on January 16, 2006. Dan L. Jonson's wife, Birgitta Jonson, owns 16,243,278 shares of common stock of NetWorth Technologies and warrants that automatically convert into 13,583 shares of NetWorth Technologies common stock. Dan L. Jonson disclaims any beneficial ownership in the shares of NetWorth Technologies owned by Birgitta Jonson.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
NA

Item 7.  Material to Be Filed as Exhibits
A copy of the Agreement and Plan of Merger between Solution Technology International and NetWorth Technologies is attached hereto as an exhibit.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 21, 2006

/s/ Dan L. Jonson
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Signature

Dan L. Jonson, President
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Name/Title